Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi reaches civil settlement with US SEC

Paris – September 4, 2018 – Sanofi has reached a civil settlement with the U.S. Securities and Exchange Commission (SEC) fully resolving the SEC’s investigation into possible violations of the U.S. Foreign Corrupt Practices Act.

The settlement relates to an investigation by the SEC and U. S. Department of Justice (DOJ) of certain local activities outside the United States and France, namely, in Kazakhstan, Jordan, Lebanon, Bahrain, Kuwait, Qatar, Yemen, Oman, the United Arab Emirates and the Palestinian territory during the period 2006 to 2015. As part of the settlement, the company neither admits nor denies it engaged in any wrongdoing.

Under the terms of the settlement, Sanofi has consented to pay $25,206,145 and has also agreed to a 2-year period of self-reporting on the effectiveness of its enhanced internal controls and anti-bribery and corruption compliance program. In announcing the settlement, the SEC highlighted Sanofi’s full cooperation with the investigation as well as its strengthened compliance actions.

As disclosed on March 7, 2018, in the company’s annual report (SEC Form 20-F and French “Document de Référence”), the DOJ has also completed its related investigation and has declined to pursue any action.

“Sanofi requires all our employees to act with integrity and to follow the highest standards of conduct. We have worked diligently to strengthen our compliance program worldwide and we are pleased the DOJ and SEC recognized these efforts and our close cooperation,” said Olivier Brandicourt, Sanofi’s Chief Executive Officer. “We will continue to strengthen internal controls, anti-bribery and corruption compliance programs, and our oversight and training of teams worldwide. Conducting our activities in an ethical way is something that our company takes very seriously.”

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Jack Cox Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing data, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, changes in applicable laws and regulations, the impact of cost containment initiatives and subsequent changes thereto, as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2017. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.